NANOVIBRONIX, INC.

9 DERECH HASHALOM STREET

NESHER, ISRAEL 36651

631-574-4410

Fax 631-574-4401

www.nanovibronix.com

July 26, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Mr. Martin James

    Mr. Dennis Hult

Re:	NanoVibronix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 15, 2017
File No. 001-36445

Ladies and Gentlemen:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 13, 2017 (“Comment Letter”), relating to the above referenced Annual Report on Form 10-K, as originally filed on March 31, 2017, (the “Annual Report”) and the Quarterly Report on Form 10-Q, as originally filed on May 15, 2017, (the “Quarterly Report”). In connection with this response to Comment Letter, we are contemporaneously filing via EDGAR an amendment to each of the Annual Report and Quarterly Report responding to the Staff’s comments in the Comment Letter and updating the Annual Report and Quarterly Report, respectively.

The following are our responses to the Comment Letter. Our responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with our corresponding response set forth immediately under such comment.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

1.	Revise this statement and other applicable sections of future filings to use parentheses to clearly show Operating loss, Loss before taxes on income, Net loss, and Total comprehensive loss as negative amounts, similar to your presentations of the net loss per share amounts here and net loss in the statements of cash flows.

Response:

We have made the requested revisions to the Consolidated Statements of Comprehensive Loss on page F-5 to the amended Annual Report and page 5 to the amended Quarterly Report to use parentheses to clearly show Operating loss, Loss before taxes on income, Net loss, and Total comprehensive loss as negative amounts. Amendments to the Annual Report and Quarterly Report are transmitted herewith for filing. We note the Staff’s comment and will include such changes in future filings.

Exhibits 31.1 and 31.2 Certifications Pursuant to Rule 13-a-14(a)

2.	On page 48, you correctly include Management’s Report on Internal Control over Financial Reporting as of December 31, 2016. Please amend the filing to provide currently dated certifications that are consistent with the language in Item 601(b)(31) of Regulation S-K, including the required language pertaining to your the internal control over financial reporting in the introduction to paragraph 4 and paragraph 4(b) in its entirety. This comment also applies to your Form 10-Q for the period ended March 31, 2017.

Response:

We have made the requested revisions to Exhibits 31.1 and 31.2 to the Annual Report and the Quarterly Report to provide currently dated certifications that are consistent with the language in Item 601(b)(31) of Regulation S-K, including the required language pertaining to our internal control over financial reporting in the introduction to paragraph 4 and paragraph 4(b) in its entirety. Amendments to the Annual Report and Quarterly Report are transmitted herewith for filing.

Very truly yours,

/s/ Stephen Brown Stephen Brown, Chief Financial Officer